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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Tower Semiconductor Ltd.
(Name of Issuer)

Ordinary Shares, NIS 1.00 par value per share
(Title of Class of Securities)

M87915-10-0
(CUSIP Number)

Yael (Ben Moshe) Rudnicki Bank Leumi le-Israel B.M. 34 Yehuda Halevi Street Tel Aviv 65546, Israel 972-3-5149419

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 3, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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1.	Names of Reporting Persons. Bank Leumi le-Israel B.M.
I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ] (b) [ X ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ X ]
6.	Citizenship or Place of Organization - Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power - 107,343,895
8. Shared Voting Power - 0
9. Sole Dispositive Power - 107,343,895
10. Shared Dispositive Power - 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -107,343,895
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]
13.	Percent of Class Represented by Amount in Row (11) – 28.2% (1)
14.	Type of Reporting Person (See Instructions) BK
(1)
Based on ordinary shares outstanding as at January 23, 2011, as reported in Tower’s Registration Statement on Form F-3, File No. 333-17912 (declared effective by the Securities and Exchange Commission (the “Commission”) on February 8, 2011) (the “February 2011 Registration statement”), plus 8,452,216 Ordinary Shares covered by the February 2011 Registration Statement, and calculated in accordance with rule 13d-3(d)(1)(i).

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Item 1.  Security and Issuer

The name of the issuer to which this Statement on Schedule 13D (this “Statement”) relates is Tower Semiconductor Ltd. (“Tower”).  Its principal executive offices are located at Ramat Gavriel Industrial Park, P.O. Box 619, Migdal Haemek 23105, Israel.  This Statement relates to Tower’s ordinary shares, New Israel Sheqels (“NIS”) 1.00 par value per share (the “Ordinary Shares”).

Item 2.  Identity and Background

This Statement is filed on behalf of Bank Leumi le-Israel B.M. (“Leumi”).  Leumi is sometimes referred to herein as a “Reporting Person”.

The Reporting Person, together with Bank Hapoalim B.M. (“Hapoalim”) and its subsidiary, Tarshish Hahzakot Vehashkaot Hapoalim Ltd. (“Tarshish”), jointly filed a Statement on Schedule 13D, dated September 28, 2006 (as amended by Amendments No. 1 and No. 2 thereto) with respect to the Ordinary Shares of Tower (the “Joint Statement”).  This Statement represents an amendment to and a separate restatement of the Joint Statement as it relates to the Reporting Person.

Leumi is a commercial bank organized under the laws of Israel.  Leumi is listed on the Tel Aviv Stock Exchange.   The address of the principal office of Leumi is 34 Yehuda Halevi Street, Tel Aviv 65546, Israel.

The name, citizenship, business address and present principal occupation or employment of each director and executive officer of Leumi are listed in Part I of Schedule A attached hereto which is incorporated herein by reference. See Part II of Schedule A for information regarding controlling persons of Leumi.

Other than as detailed in Part III of Schedule A, during the last five years, neither Leumi, nor, to Leumi’s knowledge, any of the persons named in Part I of Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Leumi is one of the lenders to Tower (Hapoalim is the other lender) pursuant to a Facility Agreement, originally dated January 18, 2001, as amended and restated on two occasions and as further amended from time to time (the “Facility Agreement”).

This Statement relates to (a) debt restructurings (the “Debt Restructurings”) (i) the first of which became effective on September 28, 2006 whereby Leumi converted US $79,000,000 of loans made to Tower pursuant to the Facility Agreement into an equity equivalent convertible capital note in the principal amount of US $39,500,000, such capital note being convertible into 25,986,842 Ordinary Shares; and (ii) the second of which became effective on September 29, 2008 whereby Leumi converted all US $15,000,000 of loans separately made by Leumi to Tower pursuant to a separate equipment finance facility and approximately US $85,000,000 of loans made to Tower pursuant to the Facility Agreement into an equity equivalent capital note in the principal amount of US $100,000,000, such capital note being convertible into 70,422,535 Ordinary Shares; (b) warrants to purchase Ordinary Shares granted to the Reporting Person in connection with Leumi entering into certain amendments to the Facility Agreement and in connection with Leumi providing a separate equipment facility, in each case, as requested by Tower (such warrants having been granted in 2003, 2005, 2007, 2009 and 2010); and (c) 4,225,996 Ordinary Shares issued to Leumi on February 3, 2011 (the “February 2011 Issuance”) in consideration for a decreased amount of interest paid by Tower to Leumi under the Facility Agreement between May 17, 2006 and September 29, 2008, in connection with the Debt Restructuring in 2006 (the Decreased Amount”).

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Item 4.  Purpose of Transaction

The purpose of the (a) acquisition of the capital notes was to effectuate the Debt Restructurings; (b) acquisition of the warrants was to permit Tower to provide non-cash consideration to the Reporting Person in connection with certain amendments to the Facility Agreement requested by Tower and in connection with the provision by Leumi of a separate equipment facility requested by Tower; and (c) the February 2011 Issuance was to permit Tower to provide non-cash consideration to Leumi on account of the Decreased Amount.  Except as described in Item 6, the Reporting Person has no plans or proposals concerning Tower with respect to the matters set forth in subparagraphs (a) through (j) of item 4 to Schedule 13D, save that the Reporting Person may, depending on market conditions and other pertinent factors, dispose of securities of Tower.

Item 5.  Interest in Securities of the Issuer

To the knowledge of the Reporting Person:

(a)	(1)
Leumi is the beneficial owner of 107,343,895 Ordinary Shares, including 96,409,377 Ordinary Shares issuable upon conversion of its currently convertible capital notes and 6,708,522 Ordinary Shares issuable upon exercise of currently exercisable warrants.   Leumi’s ownership represents approximately 28.2% of the Ordinary Shares outstanding as at January 23, 2011, as reported in Tower’s February 2011 Registration Statement, plus 8,452,216 Ordinary Shares covered by the February 2011 Registration Statement, and calculated in accordance with rule 13d-3(d)(1)(i).

	(2)	To the best knowledge of Leumi, none of the persons named in Part I of Schedule A beneficially owns any Ordinary Shares.
(b)
Leumi has sole voting and dispositive power over 107,343,895 Ordinary Shares, including 96,409,377 Ordinary Shares issuable upon conversion of currently convertible capital notes and 6,708,522 Ordinary Shares issuable upon exercise of currently exercisable warrants.

(c)	Neither Leumi nor, to its knowledge, any person named in Part I of Schedule A has effected any transactions in the Ordinary Shares during the past sixty (60) days.
(d)
To the knowledge of the Reporting Person, Hapoalim, as the other lender to Tower and party to the Facility Agreement, received an identical amount of capital notes convertible into an identical number of Ordinary Shares, received 4,226,220 Ordinary Shares in consideration for the Decreased Amount (as applicable to Hapoalim) and, as party to amendments to the Facility Agreement requested by Tower, was granted identical amounts of warrants from Tower in 2003, 2005, 2009 and 2010 and, in connection with a separate equipment facility provided to Tower by Leumi, was granted a warrant in 2007 to purchase 1,470,588 Ordinary Shares.  Based on Hapoalim’s Statement on Schedule 13D, dated February 3, 2011, Hapoalim was the beneficial owner of 102,807,920 Ordinary Shares, including 96,409,377 Ordinary Shares issuable upon conversion of its Capital Notes and 1,918,886 Ordinary Shares issuable upon exercise of warrants.

(e)
Hapoalim’s ownership as aforesaid represented approximately 27.3% of the Ordinary Shares outstanding as at January 23, 2011, as reported in Tower’s February 2011 Registration Statement, plus the 8,452,216 Ordinary Shares covered by Tower’s February 2011 Registration Statement.

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Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Person (as defined above) that the Reporting Person and any other persons or entities (including Hapoalim or any subsidiary thereof) constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules promulgated thereunder.  Further, the filing of this Statement shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any Ordinary Shares other than those Ordinary Shares over which the Reporting Person has voting and dispositive power, as reported herein.  The Reporting Person disclaims any pecuniary interest in any securities of Tower owned by any other person, and expressly disclaims the existence of a group.

Without limiting the generality of the foregoing, although, as described in Item 6 below, Leumi entered into (a) a Tag Along Agreement, as amended, with Israel Corporation Ltd. (“TIC”), Tower’s largest shareholder, and (b) an agreement with TIC, SanDisk Corporation, Alliance Semiconductor Corporation and Macronix International Co. Ltd. (collectively, the “Lead Investors”), the Reporting Person expressly disclaims the existence of a group with such counterparties.  Based on Tower’s Proxy Statement dated September 15, 2010 for its Annual General Meeting of Shareholders (filed in its report on Form 6-K for the month of September 2010 (No. 3) filed with the Commission on September 15, 2010 (“Tower’s September 2010 Proxy Statement”)), as at September 1, 2010, the Lead Investors (comprised of TIC as the only Lead Investor then beneficially owning at least 5% of Tower’s Ordinary Shares) may be deemed to beneficially own 223.04 million Ordinary Shares.  Such beneficial ownership represented 48.09% of the outstanding shares of Tower as at September 1, 2010, as reported in Tower’s September 2010 Proxy Statement.  Leumi owns ordinary shares in TIC representing 17.96% of TIC’s issued share capital (18.13% of the voting rights)(on an undiluted basis). In addition, for as long as Leumi owns between 10% to 20% of TIC's issued share capital, 20% of the members of TIC’s board of directors are proposed by Leumi. The identities of the directors proposed by Leumi are subject to the approval of TIC's controlling shareholder.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Conversion Agreements and Capital Notes

On September 28, 2006, Leumi entered into a Conversion Agreement (the “2006 Conversion Agreement”) with Tower pursuant to which Leumi converted US $79 million of its loans to Tower into a Capital Note in the principal amount of US $39,500,000 which, in turn, is fully convertible, at any time and from time to time, in whole or in part, into an aggregate of 25,986,842 Ordinary Shares, at an initial conversion price of US $1.52 per Ordinary Share (the “2006 Capital Note”).  The initial conversion price was the average of the closing prices of the Ordinary Shares on the NASDAQ Stock Market for the ten trading days prior to May 17, 2006, the date the Memorandum of Understanding with respect to the Debt Restructuring was entered into by Tower with Leumi and Hapoalim.

On September 25, 2008, Leumi entered into a Conversion Agreement (the “2008 Conversion Agreement”) with Tower pursuant to which Leumi converted US $100 million of its loans to Tower into a Capital Note (the “2008 Capital Note”) in the principal amount of US $100,000,000 which, in turn, is fully convertible, at any time and from time to time, in whole or in part, into an aggregate of 70,422,535 Ordinary Shares, at an initial conversion price of US $1.42 per Ordinary Share.  The initial conversion price was 200% of the average of the closing prices of the Ordinary Shares on the NASDAQ Stock Market for the ten trading days prior to August 7, 2008, the date of Tower’s public announcement with respect to its negotiations with Leumi and Hapoalim regarding the debt restructuring.

The 2006 Conversion Agreement and the 2008 Conversion Agreement are sometimes referred to in this Statement individually as a “Conversion Agreement” and collectively as the “Conversion Agreements”.  The 2006 Capital Note and the 2008 Capital Note are sometimes referred to individually in this Statement as a “Capital Note” and collectively as the “Capital Notes”.

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The principal amount of each Capital Note does not bear interest, is not linked to any index, is subordinated to all liabilities of Tower having priority over the Ordinary Shares and is payable only out of distributions made upon the winding-up (whether solvent or insolvent), liquidation or dissolution of Tower.

The number of Ordinary Shares issuable upon conversion of each Capital Note is subject to adjustment upon the occurrence of certain events, such as dividends and distributions (including cash dividends), share splits and combinations, reclassifications, reorganizations and mergers.  A holder of a Capital Note will be eligible to participate in rights offerings that may be made by Tower on the same basis and at the same time as such rights may be exercised by shareholders of Tower (in such number as to which the holder would be entitled had the holder converted its entire Capital Note into shares immediately prior to the record date for such rights offering).

Each Capital Note is freely transferable or assignable by the holder, in whole or in part, at any time and from time to time, subject to receipt, if reasonably requested by Tower, of a written opinion that such transfer or assignment may be effected without registration under the Securities Act of 1933, as amended (the “Securities Act”).

Each Conversion Agreement includes an undertaking by Tower that, for so long as any shares or Capital Notes are issuable to Leumi or its 25% or more owned subsidiaries, pursuant to the Conversion Agreement, and any securities of Tower (including Capital Notes, Warrants and shares), constituting or convertible into 5% or more of any class of voting securities (as defined in 12 C.F.R. Section 225.2(q)) of Tower are beneficially owned by Leumi and/or its 25% or more owned subsidiaries, Tower will use its best efforts in order (a) that more than 50% of the consolidated assets of Tower as of December 31 of each calendar year are located outside of the United States (the “Asset Test”); (b) that more than 50% of the consolidated revenues of Tower as of December 31 of each calendar year are derived from outside the United States (the “Revenue Test”); (c) that the activities of Tower within the United States and the activities of its U.S. 25% or more owned subsidiaries are of the same kind as or support the activities of Tower or its non-U.S. 25% or more owned subsidiaries (the “Same Line of Business Test”); (d) that neither Tower nor any of its 25% or more owned subsidiaries will conduct activities in the United States that consist of engaging in the business of banking, securities, insurance or real estate (the “Financial Activities Test”); and (e) not to engage, or permit any of its 25% or more owned subsidiaries to engage, or to own or permit any of its 25% or more owned subsidiaries to own more than 5% of a class of voting securities of a person that engages, in the business of securities’ underwriting or distribution in the United States (the “No Underwriting Test”), provided, however, that nothing in the above shall require Tower to prejudice the business or financial interests of Tower and Tower may take such actions or refrain from taking actions that may cause it not to satisfy the Asset Test, the Revenue Test, the Same Line of Business Test, the Financial Activities Test and/or the No Underwriting Test, provided, further, that the taking of such actions, or refraining from taking such actions, are in the business or financial interests of Tower as reasonably determined by Tower.

As part of the Debt Restructuring in 2006, the spread over LIBOR applicable to Tower’s quarterly interest payments on its then remaining approximately US $369 million of loans under the Facility Agreement to the Banks was decreased by 1.4 percentage points from 2.5% to 1.1%, effective from May 17, 2006 (the date of the execution of the Memorandum of Understanding with respect to the Debt Restructuring).  As part of the Debt Restructuring in 2008, the spread over LIBOR applicable to Tower’s quarterly interest payments on its then remaining approximately US $200 million of loans to the Banks was increased by 1.4 percentage points back to 2.5% from 1.1%, effective September 29, 2008.  Pursuant to the Facility Agreement, Tower issued to Leumi on February 3, 2011 4,225,996 Ordinary Shares representing the Decreased Amount, i.e., US $6,043,175, representing the aggregate amount of interest that would have been payable and allocable to Leumi under the Facility Agreement but for the decrease in the spread over LIBOR applicable to Tower’s quarterly interest payments on its loans during the period of May 17, 2006 through September 29, 2008 under the Facility Agreement divided by US $1.43, the average NASDAQ closing price of the Ordinary Shares during the fourth quarter of 2010.

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The Facility Agreement provides that the issuance of the Ordinary Shares on account of the Decreased Amount was conditioned on (i) no Default or Event of Default having occurred; (ii) no law (including non-Israeli laws or interpretations by non-Israeli governmental bodies) prohibiting Hapoalim or Leumi from acquiring such shares or restricting Hapoalim’s or Leumi’s ability to indefinitely hold such shares; and (iii) all of Tower’s agreements with Hapoalim and Leumi with respect to shares and securities convertible into or exercisable for shares, including, without limitation, the Conversion Agreements and the Registration Rights Agreements (the “Equity Documents”), being in full force and effect and Tower not in default of any of its obligations thereunder.  The Facility Agreement further provides that all such issuances were to be made in accordance with the terms of the respective Equity Documents.  If such conditions were not met, the Decreased Amount would have been payable to Leumi in cash by Tower rather than in Ordinary Shares.

Without derogating from the immediately preceding paragraph, Tower undertook, in the Facility Agreement, to ensure that all of its Ordinary Shares to be issued on account of the Decreased Amount would be, by the time of their issue, freely tradeable without any restrictions (including any holding period restrictions (“hasima”)); provided that, if, despite Tower’s best efforts (including the taking of all steps in good time so as to achieve freely tradeable shares as aforesaid), the action required to be taken by the applicable securities regulator in order for all such shares to be freely tradeable by such time shall not have been taken, Tower would use its best efforts to ensure that all such shares are made freely tradeable as aforesaid as soon as possible thereafter.  Tower issued fully tradeable shares to Leumi on February 10, 2011.

The Facility Agreement further provides that any default by Tower under any Equity Document shall constitute a Default or Event of Default, as applicable, under the Facility Agreement.

The conditions precedent for the issuance of Ordinary Shares to Leumi on account of the Decreased Amount, as set forth in the 2006 Conversion Agreement, included, inter alia, receipt of all necessary governmental and third party approvals, requisite legal opinions and confirmation from the Chief Financial Officer of Tower that Tower (a) satisfied the Asset Test, the Revenue Test, the Same Line of Business Test, the Financial Activities Test and the No Underwriting Test (collectively, the “Tests”) as of December 31 in each of the two years immediately prior to 2011; and (b) was not aware of any reason why it would not continue to satisfy each of the Tests during 2011 and 2012.

The foregoing summaries of the Conversion Agreements and Capital Notes are qualified in their entirety by reference to the Conversion Agreements and the forms of Capital Note attached as Exhibit 1 to each of the Conversion Agreements.  The 2006 Conversion Agreement (Exhibit 1 to this Statement) and the 2008 Conversion Agreement (Exhibit 2 to this Statement) are each in their entirety incorporated herein by reference.

Registration Rights Agreement

Under the Amended and Restated Registration Rights Agreement entered into by Tower with Leumi on September 29, 2008, as amended (the “Registration Rights Agreement”), Leumi has the right from time to time with respect to all or any portion of Leumi’s Registrable Securities (as defined below) to require Tower to file a registration statement with the Commission as soon as practicable, but no later than 45 days after written demand, and make all required filings with the Israeli Securities Authority (the “Authority”) with respect to such Registrable Securities and use its best efforts to have the registration statement declared effective by the Commission and the Authority as soon as possible after such filing with the Commission and the Authority.  Tower is obligated to keep each such registration statement effective pursuant to Rule 415 of the Securities Act and under the Israel Securities Law at all times until the earlier of (i) the date as of which all of the Holders (as defined below) confirm to Tower in writing that they may sell all of the Ordinary Shares covered by such Registration Statement without restriction pursuant to all of the following: (x) Rule 144(k) under the Securities Act, (y) the Israel Securities Law, and (z) other securities or “blue sky” laws of each jurisdiction in which Tower obtained a registration or qualification, or (ii) the date on which the Holders shall have sold all the Ordinary Shares covered by such Registration Statement (A) in accordance with such Registration Statement (except to another Holder), or (B) to the public pursuant to Rule 144 under the Securities Act.  The Registration Rights Agreement also requires Tower to keep effective Form F-3 Registration Statement

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No. 333-131315 previously filed by Tower covering Ordinary Shares issuable upon the exercise of warrants issued to Leumi in 2003 and 2005.  The Ordinary Shares issued or issuable (a) upon conversion of any of the Capital Notes; (b) in consideration for the Decreased Amount; and (c) upon exercise of any of the warrants issued to Leumi in 2003, 2005, 2007, 2009, 2010 and to be issued to Leumi in 2011 (see “Warrants” below), together with any shares of capital stock issued or issuable with respect to the Ordinary Shares, are referred to herein as “Registrable Securities”.

The registration rights under the Registration Rights Agreement are freely assignable, in whole or in part, at any time or from time to time, by the Reporting Person, any nominee of Leumi to hold the securities issued with respect to the Decreased Amount, and any transferee or assignee to whom Leumi or such nominee assigns its rights (collectively, the “Holder”) to any transferee of all or any portion of a Capital Note or of the Registrable Securities (provided that, in the case of the transfer of such Registrable Securities only, the rights under the Registration Rights Agreement may be transferred only if the Holder reasonably believes that such transferee cannot immediately make a public distribution of such securities without restriction under the Securities Act, the Israel Securities Law or other applicable securities laws).

Under the Registration Rights Agreement, Tower is responsible to pay all expenses, other than underwriting discounts and commissions, incurred in connection with registrations, filings or qualifications required to be made by Tower pursuant to the Registration Rights Agreement, including, without limitation, all registration, listing and qualification fees, printers and accounting fees, fees and disbursements of counsel to Tower and the Holders.

The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Amended and Restated Registration Rights Agreement entered into between Tower and Leumi (Exhibit 3 to this Statement) and the 2009 Amendment to the Amended and Restated Registration Rights Agreement between Tower and Leumi (Exhibit 4 to this Statement) which are each incorporated herein in their entirety by reference.

Warrants

In December 2003, Tower issued a five-year warrant to purchase 448,298 Ordinary Shares at an exercise price of US $6.17 per Ordinary Share to Leumi (the “2003 Warrant”) in connection with the seventh amendment to the Facility Agreement.

In August 2005, Tower issued a warrant to purchase 4,132,232 Ordinary Shares at an exercise price of US $1.21 per Ordinary Share to Leumi (the “2005 Warrant”) in connection with the ninth amendment to the Facility Agreement.  Under the original terms of the 2005 Warrant, the right to purchase 2,066,116 Ordinary Shares became exercisable on the effectiveness of the ninth amendment in August 2005 and was to expire after a period of five years and the right to purchase the remaining 2,066,116 Ordinary Shares became exercisable on September 28, 2006, the date of signature by Tower, Hapoalim and Leumi of an agreement to reschedule the repayment dates of certain loans made to Tower pursuant to the ninth amendment and was to expire after a period of five years.

Each of the 2003 Warrants and 2005 Warrants contained registration rights provisions and pursuant thereto a Form F-3 Registration Statement No. 333-131315 was filed by Tower and declared effective by the Commission on March 15, 2006.

On September 28, 2006, Tower and Leumi entered into First Amendments to each of the Warrants, inter alia, extending the term of each of the Warrants to September 28, 2011.

On September 10, 2007, Tower issued to Leumi a warrant to purchase 1,000,000 Ordinary Shares at an exercise price of US $2.04 per Ordinary Share in connection with equipment finance facilities provided by Leumi to Tower (the “2007 Warrant”).  The warrant was to expire on March 31, 2010, which was the final maturity date of such facility, subject to the automatic extension to the date, if any, after March 31, 2010 upon which all of Tower’s obligations to Leumi under said facility shall have been fully discharged.

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On August 17, 2009, in connection with waivers provided by Leumi to Tower under the Facility Agreement and a further amendment to the Facility Agreement to extend the Final Maturity Date thereof to June 30, 2013, Tower agreed to extend the expiry date of the 2003, 2005 and 2007 Warrants to June 30, 2013.  In addition, Tower agreed to issue to Leumi on each of October 1, 2009, September 1, 2010 and September 1, 2011, such number of Warrants as when multiplied by the New Warrant Exercise Price (as defined below) shall equal US $500,000 (the “New Warrants”) to Leumi.  The exercise price for each tranche of the New Warrants was agreed to be the lower of: (i) US $0.88653, representing the average closing price of the shares of Tower on the NASDAQ for the last fifteen trading days (the “Fifteen-Day Average Price”) prior to August 17, 2009; and (ii) the Fifteen-Day Average Price prior to each of October 1, 2009, September 1, 2010 and September 1, 2011, as applicable (the “New Warrant Exercise Price”); provided that the New Warrant Exercise Price will in no event be less than the nominal value of Tower’s ordinary shares (NIS 1.00).  The New Warrants were to expire on October 1, 2012, September 1, 2013 and September 1, 2014, respectively and were to be in the form, mutatis mutandis, of the existing warrants held by Leumi.  Tower also agreed to amend the Registration Rights Agreement to reflect the New Warrants. See Registration Rights Agreement above.

Pursuant to the foregoing, Tower issued to Leumi on October 13, 2009 a warrant to purchase 563,996 ordinary shares at an exercise price of US $0.88653 per share with an expiry date of October 1, 2012 (the “2009 Warrant”).

On October 13, 2009, Tower and Leumi entered into Second Amendments to each of the 2003 and 2005 Warrants and a First Amendment to the 2007 Warrant, inter alia, extending the term of each of such Warrants to June 30, 2013 and providing that the registration rights provided for in the Registration Rights Agreements, as amended by the 2009 Amendment thereto, shall apply to the Ordinary Shares issuable upon exercise of such Warrants.

On August 16, 2010, in connection with a further amendment to the Facility Agreement which, inter alia, extended the Final Maturity Date thereunder to December 31, 2015, Tower further amended the 2003, 2005, 2007 and 2009 Warrants to extend the expiry date of each such Warrant to December 31, 2015.

On September 1, 2010, Tower issued to Leumi a warrant to purchase 563,996 ordinary shares at an exercise price of US $0.88653 per share with an expiry date of December 31, 2015 (the “2010 Warrant”).  On September 1, 2010, at the request of Leumi, Tower issued to Leumi amended and restated 2003, 2005, 2007 and 2009 Warrants reflecting the foregoing amendments thereto.

The foregoing summary of the 2003, 2005, 2007, 2009 and 2010 Warrants is qualified in its entirety by reference to the Amended and Restated 2003 Warrant (Exhibit 5 to this Statement), the Amended and Restated 2005 Warrant (Exhibit 6 to this Statement), the Amended and Restated 2007 Warrant (Exhibit 7 to this Statement), the Amended and Restated 2009 Warrant (Exhibit 8 to this Statement) and the 2010 Warrant (Exhibit 9 to this Statement), which are each incorporated herein in their entirety by reference.

Tag Along Agreement

In a Tag Along Agreement with Leumi originally dated September 28, 2006, as amended by Amendment No. 1 thereto dated September 25, 2008, TIC granted Leumi and its affiliates “tag along” rights proportionally to participate in, and on the same terms and conditions as, a sale by TIC to a third party (other than non-prearranged sales by TIC into the market on any stock exchange in which the Ordinary Shares are then traded or listed) as a result of which TIC would cease (either on the basis of Tower’s then issued and outstanding shares or on a fully-diluted basis) to be Tower’s largest shareholder.  The tag along rights apply only to Capital Notes or shares issued upon conversion thereof and/or shares to be received on account of the Decreased Amount.   However, Ordinary Shares held by a subsidiary of TIC that is publicly held and that purchases, solely as a financial investment, such Ordinary Shares or securities convertible into or exercisable for Ordinary Shares in the market (i.e., not directly or indirectly from Tower or TIC) and not at the request or instruction of TIC, would not be deemed held by TIC for purposes of the tag along right.

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The foregoing summary of the Tag Along Agreement, as amended by Amendment No. 1 thereto, is qualified in its entirety by reference to the Tag Along Agreement entered into between TIC and Leumi (Exhibit 10 to this Statement) and Amendment No. 1 thereto (Exhibit 11 to this Statement), which are each incorporated herein in their entirety by reference.

Agreement with Lead Investors

On September 28, 2006, Leumi entered into an agreement (the “Agreement”) with TIC, SanDisk Corporation, Alliance Semiconductor Corporation and Macronix International Co. Ltd. (collectively, “the Lead Investors”) pursuant to which the Lead Investors would be obligated towards any one (and not more than one) acquirer of 5% or more of the then outstanding issued share capital of Tower (but only if the source of such 5% interest is the 2006 Capital Note) to vote for the nominee of such acquirer to be appointed as a director of Tower.

Leumi would have the right to designate which acquirer of such 5% interest (the “Acquiring Person”) shall have the rights under the Agreement and Leumi may, in its discretion, not designate any acquirer as the Acquiring Person.

A majority (in number and not shareholdings) of the Lead Investors then having the right to have one of its nominees elected to the board of directors of Tower pursuant to the Consolidated Shareholders Agreement by and among the Lead Investors, dated January 18, 2001, as amended and as may be amended from time to time (the “CSA”) (“Eligible Lead Investors”) are entitled to object to the appointment of any particular individual nominated by an Acquiring Person as a director of Tower on reasonable grounds (including, without limitation, that the nominee is a competitor of Tower, or is an employee of, or consultant to, Tower or to a competitor of Tower).  In addition, an Acquiring Person would not have any rights under the Agreement if a majority (in number and not shareholdings) of the Eligible Lead Investors shall object to the identity thereof but only on the following grounds: that the Acquiring Person is a competitor of Tower or an employee of, or consultant to, Tower or to a competitor of Tower or is a person organized under the laws of a state that either (a) is at war with the State of Israel, or (b) has been declared by the Israel Minister of Defence as a state “hostile” to Israel.

In the event that the Acquiring Person and its subsidiaries hold together in the aggregate less than 5% of the outstanding Ordinary Shares, the Acquiring Person will not be entitled to designate any nominee, and if requested by any of the Lead Investors, will cause its nominee then serving as a director of Tower to resign immediately from such position, provided that in the event that the Acquiring Person and its subsidiaries hold together at any one time in the aggregate 6% or more of the outstanding Ordinary Shares, and, subsequent to such time, the Acquiring Person and its subsidiaries hold together in the aggregate less than 5% of the outstanding Ordinary Shares solely as a result of additional Ordinary Shares having become issued and outstanding (and not as a result of any sales of Ordinary Shares by the Acquiring Person or its subsidiaries) (such date, the “Dilution Date”), and within 90 days of the Dilution Date, the Acquiring Person and its subsidiaries shall not again become together the holders of 5% or more of the outstanding Ordinary Shares (such 90th day, the “Loss of Right Date”), the Acquiring Person shall not, after the Loss of Right Date, be entitled to designate a nominee and, if requested by any of the Lead Investors, shall cause its nominee then serving as a director of Tower to resign immediately from such position.  In the absence of such resignation within 24 hours of such request, the Lead Investors agree to take such action as is necessary to cause a general meeting of shareholders of Tower to be assembled, and to vote all their Ordinary Shares in order to remove such director from Tower’s board of directors.

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The obligation of each of the Lead Investors towards the Acquiring Person and the Acquiring Person’s nominee under the Agreement is subject to the Acquiring Person agreeing to attend and vote (and/or, if applicable, cause any and all of its subsidiaries holding Ordinary Shares to vote) at general meetings of shareholders of Tower all of the Ordinary Shares held by the Acquiring Person and its subsidiaries for (and only for) (a) the election of (i) the Acquiring Person’s nominee; (ii) the nominees to the board of directors of Tower for which any of the Lead Investors shall be obligated to vote for pursuant to the CSA; and (iii) a representative of TIC as Chairman of the board of directors of Tower if any of the Lead Investors shall be obligated to vote therefor pursuant to the CSA, and (b) in the case of each of (a)(i), (ii) and (iii) above, any other resolution which is necessary in order to finalize each such election and against any resolution the effect of which is to prevent or impede each such election, provided that, if any such Lead Investor shall not have a nominee to the board of directors of Tower, such Lead Investor shall nonetheless remain obligated to the Acquiring Person and the Acquiring Person’s nominee under the Agreement.  The Acquiring Person and the Lead Investors (and/or their respective subsidiaries) shall have the right to vote on other matters in such manner as they deem fit.  The Agreement makes clear, however, that the Acquiring Person is not required to agree to vote as set out above and may at any time terminate such agreement (in which case, the Acquiring Person shall be relieved of any obligation so to vote) and, with respect to the Lead Investors, the sole consequence of an Acquiring Person’s failure to agree or termination of such agreement as aforesaid is that the Lead Investors will not be obligated to vote for the Acquiring Person’s nominee.

The Agreement terminates on January 18, 2013 or such later date to which the CSA shall have been extended.

In the event the CSA terminates prior to January 18, 2013, each of the Lead Investors will remain obligated to the Acquiring Person and the Acquiring Person’s nominee under the Agreement, provided that, if such Lead Investor has a nominee to the board of directors of Tower, each such Lead Investor’s obligations shall be subject to the Acquiring Person agreeing to attend and vote (and/or, if applicable, cause any and all of its subsidiaries holding Ordinary Shares to vote) at general meetings of shareholders of Tower all of the Ordinary Shares held by the Acquiring Person and its subsidiaries for (and only for) (a) the election of (i) the Acquiring Person’s nominee; and (ii) such Lead Investor’s nominee or nominees to the board of directors of Tower, and (b) in the case of (i) and (ii) above, any other resolution which is necessary in order to finalize each such election and against any resolution the effect of which is to prevent each such election, provided that, if two or more Lead Investors have agreed to vote for one another’s nominees, the vote by the Acquiring Person and, if applicable, its subsidiaries, for all such nominees of such Lead Investors shall be deemed a vote for (and only for) the nominee of each such Lead Investor.  The Agreement makes clear that the Acquiring Person and the Lead Investors (and/or their respective subsidiaries) have the right to vote on other matters in such manner as they deem fit.

The foregoing summary of the Agreement with the Lead Investors is qualified in its entirety by reference to the Agreement entered into between the Lead Investors and Leumi (Exhibit 12 to this Statement), which in its entirety is incorporated herein by reference.

Facility Agreement

The Facility Agreement imposes a number of restrictions on Tower, including restrictions on debt, investments, mergers, acquisitions, disposals, prohibitions on the payment of dividends and changes in ownership.

A change of ownership will be deemed to occur if (a) the Lead Investors shall, directly or indirectly through subsidiaries, cease to nominate, in aggregate, more than 50% of the board of directors of Tower (excluding, for this purpose, external directors (Dahaz), 1 (one) independent director under Nasdaq Marketplace Rules, officers of Tower (including the chief executive officer) who are ex-officio directors of Tower and any directors appointed by a purchaser of Hapoalim’s or Leumi’s shares); or (b) at any time TIC shall cease to hold (directly or indirectly through subsidiaries) in the aggregate at least 48,164,483 Ordinary Shares and/or capital notes convertible into Ordinary Shares.

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The Facility Agreement further provides that, upon certain triggering events (such as the commencement of bankruptcy or receivership proceedings against Tower ordered by a court of competent jurisdiction or the prior determination of an arbitrator that bankruptcy or receivership proceedings would be issued by a court against Tower were a petition to be filed with a court seeking reorganization or arrangement under applicable bankruptcy law or upon Tower requesting creditor protection), Leumi and Hapoalim will be able to bring a firm offer made by a potential investor to purchase the Ordinary Shares at a price provided in the offer, provided the offer is accompanied by an opinion from a reputable investment banking firm that the offer is fair to Tower. In such case, Tower would be required thereafter to procure a rights offering to invest up to 60% of the amount of this offer on the same terms. If the offeror intends to purchase a majority of Tower’s outstanding share capital, the rights offering will be limited to allow for this, unless the Lead Investors agree to exercise in a rights offering rights applicable to their shareholdings and agree to purchase in a private placement enough shares to ensure that the full amount of the offer is invested.

Item 7.  Material to Be Filed as Exhibits

1.
Conversion Agreement, dated September 28, 2006, between Tower Semiconductor Ltd. and Bank Leumi le-Israel B.M. (incorporated by reference to Exhibit 2 to the Joint Statement of Bank Leumi le–Israel B.M., Bank Hapoalim B.M. and Tarshish Hahzakot Vehashkaot Hapoalim Ltd., dated September 28, 2006 (the “Joint Statement”)).

2.
Conversion Agreement, dated September 25, 2008, between Tower Semiconductor Ltd. and Bank Leumi le-Israel B.M. (incorporated by reference to Exhibit 18 to Amendment No. 2, dated September 29, 2008, to Joint Statement).

3.
Amended and Restated Registration Rights Agreement, dated September 25, 2008, between Tower Semiconductor Ltd. and Bank Leumi le-Israel B.M. (incorporated by reference to Exhibit 3 to Amendment No. 2, dated September 29, 2008, to Joint Statement).

4.	2009 Amendment, dated October 13, 2009, between Tower Semiconductor Ltd. and Bank Leumi le-Israel B.M. to Amended and Restated Registration Rights Agreement, dated September 25, 2008.

5.
Warrant originally dated December 11, 2003 granted by Tower Semiconductor Ltd. to Bank Leumi le–Israel B.M., as amended and restated to reflect First Amendment thereto, dated September 28, 2006, Second Amendment thereto, dated October 13, 2009 and Third Amendment thereto, dated August 16, 2010.

6.
Warrant originally dated August 4, 2005, granted by Tower Semiconductor Ltd. to Bank Leumi le–Israel B.M., as amended and restated to reflect First Amendment thereto, dated September 28, 2006, Second Amendment thereto, dated October 13, 2009 and Third Amendment thereto, dated August 16, 2010.

7.
Warrant originally dated September 10, 2007, granted by Tower Semiconductor Ltd. to Bank Leumi le–Israel B.M., as amended and restated to reflect First Amendment thereto, dated October 13, 2009 and Second Amendment thereto, dated August 16, 2010.

8.	Warrant originally dated October 13, 2009, granted by Tower Semiconductor Ltd. to Bank Leumi le–Israel B.M., as amended and restated to reflect First Amendment thereto, dated August 16, 2010.

9.	Warrant dated September 1, 2010, granted by Tower Semiconductor Ltd. to Bank Leumi le–Israel B.M..

10.	Tag Along Agreement, dated September 28, 2006, between Israel Corporation Ltd. and Bank Leumi le–Israel B.M. (incorporated by reference to Exhibit 11 to Joint Statement).

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11.
Amendment No. 1, dated September 25, 2008, to Tag Along Agreement, dated September 28, 2006, between Israel Corporation Ltd. and Bank Leumi le–Israel B.M. (incorporated by reference to Exhibit 20 to Amendment No. 2, dated September 29, 2008, to Joint Statement).

12.
Agreement, dated September 28, 2006, among Bank Leumi le–Israel B.M., Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Corporation and Macronix International Co. Ltd. (incorporated by reference to Exhibit 12 to Joint Statement).

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 14, 2011
Date

	/s/	Batsheva Lapidot	/s/	David Sackstein
Signature

		Batsheva Lapidot VP- Sector Manager		David Sackstein Office of the Corporate Secretary
Bank Leumi le-Israel B.M.
Name/Title

CUSIP No. M87915-10-0	13D	Page 15 of 17

SCHEDULE A

I.	Information Regarding Executive Officers and Directors of Bank Leumi le-Israel B.M

Board of Directors

Name	Business Address	Principal Occupation	Citizenship
David Brodet	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Chairman of the Board of Directors of Bank Leumi le-Israel B.M.	Israeli
Reuven Adler	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	C.P.A. (Isr.), Business Consultant and Company Director	Israeli
Doron Cohen	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	CEO, Co-Op Blue Square Services Corporation Ltd., Economic and Business Consulting	Israeli
Moshe Dovrat	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Company Director	Israeli
Yehuda Drori	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Company Director and member of Investment Committee, Financial Consultant	Israeli
Zipora Gal Yam	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Economic Consultant, Company Director	Israeli
Arieh Gans	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Professor of Accounting, Tel Aviv University and Company Director	Israeli
Rami Avraham Guzman	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Company Director, Public/Government Company Advisor	Israeli
Miri Katz	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Attorney	Israeli
Zvi Koren	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Economic Advisor	Israeli
Jacob Mashaal	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Company Manager	Israeli
Yoav Nardi	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Company Director, Financial and Risk Management Consultant	Israeli
Efraim Sadka	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Professor of Economics, Tel Aviv University	Israeli
Gabriela Shalev	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	President of the Higher Academic Council, Ono Academic College	Israeli
Ehud Shapira	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Doctor of Economics and Finance, Company Director, Chairman of Bar-Ilan Yeda Ltd., Chairman of the Investment Committee of Bar-Ilan University	Israeli

Page 16 of 17

Executive Officers - Members of Management of Bank Leumi le-Israel B.M.

Name	Business Address	Principal Occupation – Position held with the Bank	Citizenship
Galia Maor	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	President and Chief Executive Officer	Israeli
Zeev Nahari1	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Senior Deputy Chief Executive Officer, Acting CEO in the absence of the President and CEO, Senior Member of Management for Finance, Accounting and Capital Markets, Manager of Market Risks	Israeli
Gideon Altman	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Acting Head of Commercial Banking Division	Israeli
David Bar-Lev	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of Human Resources	Israeli
Hedva Ber	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Chief Risk Officer, Head of Risk Management Division	Israeli
Yaacov (Kobi) Haber	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of Finance and Economics Division	Israeli
Zvi Itskovitch	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of International and Private Banking Division	Israeli
Baruch Lederman	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of Banking Division	Israeli
Itzhak Malach	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of Operations, Information Systems and Administration, Manager of Operational Risks	Israeli
Rakefet Russak-Aminoach	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of Corporate Division, Manager of Credit Risks	Israeli
Menachem Schwartz	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Chief Accounting Officer, Head of Accounting	Israeli
Daniel Tsiddon	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Head of Capital Markets Division	Israeli

1)	Mr. Nahari serves as one of Leumi’s representatives on the board of directors of Israel Corporation which is the largest holder of Tower’s Ordinary Shares.

Page17 of 17

II.	Information regarding Persons Controlling Bank Leumi le-Israel B.M. (the “Bank”)

No shareholder currently holds 10% or more of the means of control of the Bank. The Government of Israel on behalf of the State of Israel currently holds 6.46% of the issued share capital and voting rights of the Bank. Pursuant to Israeli law, the Government is required to avoid involvement in the ongoing management of the Bank's affairs, and the Bank shall not be deemed to be a corporation with governmental participation in its management for the purposes of any law and for all intents and purposes.

Further, under Israeli banking legislation, since September 2004 no person may control a banking corporation without receiving a control permit from the Bank of Israel, and no person may hold 5% or more of the means of control of a banking corporation without receiving a holding permit from the Bank of Israel (until that date, 10%). As of the date of this report, no such control permit has been granted to any of the Bank's shareholders.

III.
In January 2008, the Tel Aviv-Jaffa Magistrate’s Court approved a plea bargain that had been reached between the Bank, Leumi L.P. Ltd. (formerly Leumi-Pia Trust Management Co. Ltd.), Leumi Management Ltd. (formerly Psagot Managers of Mutual Funds -  Leumi Ltd.) and Leumi Securities and Investments Ltd. (formerly Psagot Ofek Investment House Ltd.) – which are subsidiaries of the Bank – and the prosecutor’s office, with respect to an indictment that was filed in respect of a breach of section 82 of the Joint Investment Trusts Law, 1984 in its form at the time of the alleged offence, together with section 29(b) of the Penal Law, 1977.

As part of the plea bargain, the prosecutor retracted all the allegations related to the Bank’s employees and the employees of the subsidiaries, and filed an amended indictment against the Bank and the subsidiaries only.  The amended indictment was significantly narrower in that it charged the Bank with the offence of lack of supervision only. The prosecutor declared that the circumstances surrounding the offence were not especially serious. The Bank and the subsidiaries admitted to the facts that were the subject of the amended indictment, and the following fines were imposed on them: the Bank – NIS 5 million, Leumi L.P. Ltd. – NIS 10 million, and Leumi Management Ltd. and Leumi Securities and Investments Ltd. – NIS 10 million, which was divided between the two of them.